UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SIGNET GROUP PLC
(Name of Issuer)

ORDINARY SHARES OF 0.5p
(Title of Class of Securities)

82668L104
(CUSIP Number)

Fred M. Stone, Senior Vice President and General Counsel
M.D. Sass Investors Services, Inc.
1185 Avenue of the Americas, 18th Floor, New York, NY 10036
Telephone  212-730-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Martin D. Sass

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     57,146,126

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     57,146,126 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,146,126 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.41%

14   TYPE OF REPORTING PERSON*

     IN

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     James B. Rubin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER
     59,044,430

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     59,044,430 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     59,044,430 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.53%

14   TYPE OF REPORTING PERSON*

     IN

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Associates, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     13,946,739

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     13,946,739 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,946,739 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.83%

14   TYPE OF REPORTING PERSON*

     IA, CO

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Investors Services, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     47,825,610

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     47,825,610 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     47,825,610 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.86%

14   TYPE OF REPORTING PERSON*

IA, CO

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Re/Enterprise Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X          (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     11,210,588

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     11,210,588 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,210,588 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .67%

14   TYPE OF REPORTING PERSON*

     PN

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Re/Enterprise-II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     2,736,151

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     2,736,151 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,736,151 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.16%

14   TYPE OF REPORTING PERSON*

     PN

SCHEDULE 13D
CUSIP No. 82668L104

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.D. Sass Associates, Inc. Employee Profit Sharing Plan

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) X           (b)


3    SEC USE ONLY

4    SOURCE OF FUNDS

     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

7    SOLE VOTING POWER

     None

8    SHARED VOTING POWER

     538,926

9    SOLE DISPOSITIVE POWER

     None

10   SHARED DISPOSITIVE POWER

     538,926 (See Items 2, 4 and 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     538,926 (See Items 5 and 6)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.03%

14   TYPE OF REPORTING PERSON*

     EP

Item 1.   Security and Issuer

      This Amendment No. 2 amends the Schedule 13D filed on August 11, 1997 (the "Schedule 13D Report") by Martin D. Sass ("Sass"); James B. Rubin ("Rubin"); M.D. Sass Associates, Inc., a Delaware corporation ("Associates"); M.D. Sass
Investors Services, Inc., a Delaware corporation ("Investors"); M.D. Sass Re/Enterprise Partners, L.P., a Delaware limited partnership ("Re/Enterprise"); M.D. Sass Re/Enterprise-II, L.P., a Delaware limited partnership ("Re/Enterprise II"); and M.D. Sass Associates, Inc. Employee Profit Sharing Plan ("Profit Sharing Plan") as the Reporting Persons named therein, and Amendment No. 1 thereto, relating to the Ordinary Shares of 0.5p (the "Shares") of Signet Group plc, a corporation organized under the laws of England (the "Issuer"). The principal executive offices of the Issuer are located at Zenith House, The Hyde, London NW9, England.


Item 5.   Interest in Securities of the Issuer

     (a) and (d) These items as set forth in the Schedule 13D and Amendment No. 1 are deleted and the following is inserted in its place

(a) Re/Enterprise holds 11,210,588 Shares, constituting 0.67% of the total outstanding Shares.
      Re/Enterprise II holds 2,736,151 Shares, constituting 0.16% of the total outstanding Shares.
        Re/Enterprise International holds 6,501,454 Shares, constituting 0.39% of the total outstanding Shares.
      Profit Sharing Plan holds 538,926 Shares, constituting 0.03% of the total outstanding Shares.
      The ERISA Plans hold 32,704,368 Shares, constituting 1.95% of the total outstanding Shares.
      Corporate Renaissance holds 1,174,503 Shares, constituting 0.07% of the total outstanding Shares.
       Parallax holds 2,280,136 Shares, constituting 0.14% of the total outstanding Shares.
          Rubin holds approximately 1,898,304 Shares (including family accounts), constituting 0.11% of the total outstanding Ordinary Shares.

     Associates, as a general partner of Re/Enterprise and Re/Enterprise II, may be deemed to beneficially own an aggregate of 13,946,739 Shares, constituting 0.83% of the total outstanding Shares.

      Investors, as a general partner of Re/Enterprise and Re/Enterprise II, as investment manager to Corporate Renaissance, and as investment advisor to the ERISA Plans, may be deemed to beneficially own an aggregate of 47,825,610 Shares, constituting 2.86% of the total outstanding Shares.

      Sass, by virtue of his controlling interest in each of Associates, Investors, Management and GPU, and as trustee of the Profit Sharing Plan, may be deemed to beneficially own an aggregate of 57,146,126 Shares, constituting 3.41% of the total outstanding Shares.

      Rubin, by virtue of his position as portfolio manager to Parallax, Re/Enterprise, Re/Enterprise II, Re/Enterprise International, Corporate Renaissance, the ERISA Plans, and the Profit Sharing Plan, may be deemed to beneficially own 59,044,430 Shares (which includes 1,898,304 Shares owned by family accounts), constituting 3.53% of the total outstanding Shares.

      This percentage is based on 1,674,842,749 Shares that were outstanding as of August 1, 1998, as reported in the Issuer's Form 6-K for the month August 1998. As of April 1, 1999, the Reporting Persons no longer own 5% or more of the Shares, and this Schedule 13D is hereby terminated.

      (c) A schedule of each transaction in the Stock by the persons described above since March 29, 1999, is attached as Exhibit B.


Item 7.   Material to be Filed as Exhibits

Exhibit A Joint Filing Agreement
Exhibit B Schedule of Purchases and Sales

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 1999

                              /s/  Martin D. Sass
                              __________________________________
                              Martin D. Sass


                              /s/  James B. Rubin
                              __________________________________
                              James B. Rubin


                              M.D. SASS ASSOCIATES, INC.


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President


                              M.D. SASS INVESTORS SERVICES, INC.


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President


                              M.D. SASS RE/ENTERPRISE PARTNERS, L.P.


                              By:  M.D. Sass Associates, Inc., as
                                   Managing General Partner

                              By: /s/   Fred M. Stone
                              __________________________________
                                   Name:     Fred M. Stone
                                   Title:    Senior Vice President


                              M.D. SASS RE/ENTERPRISE-II, L.P.


                              By:  M.D. Sass Investors, Inc., as
                                   Managing General Partner

                              By: /s/   Fred M. Stone
                              __________________________________
                                   Name:     Fred M. Stone
                                   Title:    Senior Vice President


                              M.D. SASS ASSOCIATES, INC. EMPLOYEE
                              PROFIT SHARING PLAN


                              By: /s/   Martin D. Sass
                              __________________________________
                              Name:     Martin D. Sass
                              Title:    Trustee

     Exhibit Index

Exhibit A --   Joint Filing Agreement
Exhibit B --   Schedule of Transactions

     EXHIBIT A

Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of 0.5p of Signet Group plc, a corporation organized under the laws of England, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated:    July 21, 1997

Signatures



                              /s/  Martin D. Sass
                              __________________________________
                              Martin D. Sass



                              /s/  James B. Rubin
                              __________________________________
                              James B. Rubin



                              M.D. SASS ASSOCIATES, INC.


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President



                              M.D. SASS INVESTORS SERVICES, INC.


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President



                              M.D. SASS RE/ENTERPRISE PARTNERS, L.P.
                              By:       M.D. Sass Associates, Inc., as
                                   Managing General Partner


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President



                              M.D. SASS RE/ENTERPRISE-II, L.P.
                              By:       M.D. Sass Investors Services, Inc., as
                                   Managing General Partner


                              By: /s/   Fred M. Stone
                              __________________________________
                              Name:     Fred M. Stone
                              Title:    Senior Vice President



                              M.D. SASS ASSOCIATES, INC. EMPLOYEE
                              PROFIT SHARING PLAN


                              By: /s/   Martin D. Sass
                              __________________________________
                              Name:     Martin D. Sass
                              Title:    Trustee

EXHIBIT B

Schedule of Transactions

                               SIGNET ORDINARY 5P
                       TRADING ACTIVITY 3/29/99 to 4/8/99
                   (ALL OF THE FOLLOWING TRADES WERE EXECUTED
                          ON THE LONDON STOCK EXCHANGE)

Entity       Type       Trade Date  Price/share
                                      (GBP)         Units

CREN         SALE       01-Apr-99   0.4950        (229,643)
CREN         SALE       01-Apr-99   0.4950        (36,225)
CREN         SALE       06-Apr-99   0.5025        (92,629)
                                    Ending Bal    1,174,503

Re/Ent Int'l SALE       01-Apr-99   0.4950        (1,266,088)
Re/Ent Int'l SALE       01-Apr-99   0.4950        (4,965,100)
Re/Ent Int'l SALE       06-Apr-99   0.5025        (617,298)
                                    Ending Bal    6,501,454

Erisa Plan 1 SALE       01-Apr-99   0.4950        (5,593,516)
Erisa Plan 1 SALE       01-Apr-99   0.4950        (10,225,671)
Erisa Plan 1 SALE       06-Apr-99   0.5025        (2,333,681)
                                    Ending Bal    28,802,662

Erisa Plan 2 SALE       01-Apr-99   0.4950        (758,487)
Erisa Plan 2 SALE       01-Apr-99   0.4950        (1,265,750)
Erisa Plan 2 SALE       06-Apr-99   0.5025        (316,057)
                                    Ending Bal    3,901,706

Parallax     SALE       01-Apr-99   0.4950        (443,292)
Parallax     SALE       01-Apr-99   0.4950        (2,695,668)
Parallax     SALE       06-Apr-99   0.5025        (250,250)
                                    Ending Bal    2,280,136

Profit Sharing          SALE        01-Apr-99     0.4950         (105,068)
Profit Sharing          SALE        01-Apr-99     0.4950         (296,571)
Profit Sharing          SALE        06-Apr-99     0.5025         (48,842)
                                    Ending Bal    550,926

Re / Ent     SALE       01-Apr-99   0.4950        (2,194,229)
Re / Ent     SALE       01-Apr-99   0.4950        (2,778,350)
Re / Ent     SALE       06-Apr-99   0.5025        (896,374)
                                    Ending Bal    11,210,588

Rubin - 1    SALE       01-Apr-99   0.4950        (350,178)
Rubin - 1    SALE       01-Apr-99   0.4950        (1,683,045)
Rubin - 1    SALE       06-Apr-99   0.5025        (210,719)
                                    Ending Bal    1,766,710

Rubin - 2    SALE       01-Apr-99   0.4950        (26,083)
Rubin - 2    SALE       01-Apr-99   0.4950        (125,362)
Rubin - 2    SALE       06-Apr-99   0.5025        (15,696)
                                    Ending Bal    131,594

Re / Ent II  SALE       01-Apr-99   0.4950        (533,416)
Re / Ent II  SALE       01-Apr-99   0.4950        (928,258)
Re / Ent II  SALE       06-Apr-99   0.5025        (230,454)
                                    Ending Bal    2,736,151
